SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

February 10, 2005

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F      X            Form 40-F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-             )

Enclosure: Press release dated February 10, 2005, announcing the sale by France Telecom of 8% of the capital of PagesJaunes

Paris, February 10, 2005

Press release

France Télécom finalizes the sale of 8% of the capital of PagesJaunes for 440.5 million euros

France Télécom today finalized the sale to institutional investors of 22,303,169 shares of PagesJaunes that it holds directly, representing 8% of the capital of PagesJaunes Groupe, through an accelerated placement.

The placement was successfully completed in a few hours at a price of € 19.75 per share, a slight discount to market.

Press contacts : 01 44 44 93 93

Caroline Chaize

caroline.chaize@francetelecom.com

Bertrand Deronchaine

bertrand.deronchaine@francetelecom.com

This announcement does not, and shall not in any circumstances, constitute a public offering in France nor an invitation to the public in France in connection with any offering. Offers and sales of securities in France will be made in the context of a private placement to a limited number of investors acting for their own accounts and/or qualified investors acting for their own accounts, in each case in accordance with Article L.411-2 of the French Code Monétaire et Financier and Decree no. 98-880 dated 1 October 1998. No offering documentation has been submitted, nor will be submitted, to the clearance procedures of the French Autorité des marchés financiers (the “AMF”), nor has been used or may be used in connection with any offer to the public to purchase or sell any securities in France.

This announcement does not constitute an offer to sell, or a solicitation of offers to purchase or subscribe for, securities in the United States. The securities referred to herein have not been, and will not be, registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. This notice is issued pursuant to Rule 135c of the Securities Act of 1933.

This communication is for distribution only to persons who (i) are outside the United Kingdom or (ii) have professional experience in matters relating to investments or (iii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001, as amended (all such persons together being referred to as “relevant persons”). This communication is only directed at relevant persons and must not be acted on or relied on by persons other than relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons. Stabilisation/FSA.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: February 10, 2005	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information